SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

September 17, 2004

Commission File Number 333-08072

Provalis plc

(Translation of registrant’s name into English)

Newtech Square Deeside Industrial Park

Deeside Flintshire CH5 2NT

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date:	September 17, 2004	By:		/s/ Lee Greenbury
			Name:	Lee Greenbury
			Title:	Company Secretary

The following meetings will be held on the day of the results at Buchanan Communications 107 Cheapside EC2V.

Analysists at 10:15 am

Press at 11.30 am

Running simultaneously to the briefing at 10:15 am there will be a live webcast of the results presentation.

To connect to the webcast facilities please go to the following internet address approximately 10 mins (10.05 am) before the start of the briefing.

www.provalis.com

This presentation will also be available on the Provalis webcast later today.

For Immediate Release

17 September 2004

Provalis plc

Preliminary Results for Year Ended 30th June 2004

Provalis plc (LSE: PRO; NASDAQ: PVLS), the diversified Healthcare Group, announces its preliminary results for the year ended 30 June 2004, the highlights of which are as follows:-

Highlights

•	Pharmaceutical sales advance to a record £11.4m (2003: £10.9m)

•	Medical Diagnostics sales recover in second half, with full year sales of £1.5m (2003: £3.1m)

•	Group sales of £12.9m (2003: £14.0m)

•	In line with market expectations, the Group operating loss widens to £3.3m (2003: £2.1m) reducing to a final loss of £1.8m before taxation (2003: £1.3m profit)

•	in2it™ chosen as the global brand name for G5, Provalis’ next generation, fully automated, diagnostic testing platform

•	in2it™ A1c, the diabetes diagnostic test which is the first test developed for the in2it™ diagnostic platform, cleared by the FDA for sale in the US in August 2004, and granted CLIA waiver shortly after

•	Strong demand for in2it™ A1c from the US; more than twice expectations

•	Period of major strategic progress for Medical Diagnostics with:

•	Provalis Diagnostics USA formed and a sales office opened in the US;

•	experienced US Diagnostics sales team recruited to carry out the direct sales and marketing of in2it™ A1c in the US; and

•	network of national or regional distributors being established for non-US sales, rather than one or two global partners

•	Sales of Glycosal® continue in world markets, albeit after difficult first half year in US market

•	Erdotin™ in-licensed for Pharmaceuticals to sell into UK and Ireland markets; Erdotin™ has the potential to replace the profits from Provalis’ sales of the Dr Falk Pharma product range

•	Vaccine deal signed with Chiron Vaccines

•	Year end cash and short term deposits of £1.8m, with an unutilised bank facility of up to £3.0m available

•	Proposed placing to raise £2.6m, (before expenses of £0.1m), in September 2004

Commenting on these full year results, Mr Frank Harding, Chairman of Provalis, said “The highlight of the last year has been the completion of the development of in2it™ A1c, our new point of care diabetes diagnostic. The product has been cleared for sale in the US by the FDA and granted CLIA waiver and so we are now readying ourselves for its launch onto the US market in the autumn. We believe in2it™ A1c will be the best point of care diabetes testing product that is commercially available.”

Dr Phil Gould, Chief Executive Officer, added “The next year will be an exciting one for Provalis. Our Medical Diagnostics business expects to launch in2it™ A1c onto the US point of care market in the autumn, followed by our Pharmaceuticals business launching Erdotin™ in the UK and Ireland early in 2005. We then anticipate applying for US regulatory approvals for the second test for the in2it™ diagnostic platform in the first half of calendar 2005.”

Provalis’ Internet Website; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group’s continuing research and development activities; uncertainties related to future trial results and the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group’s research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the Group’s intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group’s sector; the Group’s dependence on key personnel; general business and economic conditions; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463

Mr Peter Bream, Provalis plc, Tel: 01244 833552

Mr Lee Greenbury, Provalis plc, Tel: 01244 833402

Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a diversified healthcare group with two operating businesses:-

•	Medical Diagnostics—develops medical diagnostic products for chronic disease management for sale to world markets. The business’ principle products are currently Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively, with in2it™ A1c, the business’ next generation diabetes management system, on schedule for supply to the US in autumn 2004.

•	Pharmaceuticals—sells and markets its own, and third party, branded prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business’ principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

CHAIRMAN’S STATEMENT

I am pleased to report that our Pharmaceuticals business achieved record sales of £11.4m in 2004, 5% ahead of last year. These sales were underpinned by Diclomax® sales of £6.1m, additional product launches midway through the year, and our first full year of operation in Ireland. The business recorded an operating profit of £1.8m, despite incurring increased costs associated with bespoke projects to improve both sales and margins on its product range. These projects should begin to pay back towards the end of the next financial year.

2004 was a challenging year for our Medical Diagnostics business, particularly following the promising year we had in 2003. In the first half of the year in particular, sales of Glycosal® were influenced by supply chain destocking in the US, the impact of a weaker US Dollar and the global roll out of the product to markets such as China, India and Southern Europe being slower than forecast by our distributors. However, sales did recover in the second half of the year and the business achieved sales of £1.5m (2003: £3.1m).

As a result of the lower Medical Diagnostics sales, Group sales of £12.9m were below those in 2003 (£14.0m). As margins were essentially similar, the Group operating loss for the year increased from £2.1m (2003) to £3.3m. Following the recognition of a further exceptional profit of £1.0m from the Dr Falk Pharma deal and of the £0.7m (before costs of £0.3m) received thus far from the successful arbitration against Dimethaid, the Group recorded a loss of £1.8m before taxation (2003: profit before taxation of £1.3m).

Although 2004 was, at times, a frustrating year for the Group, this should not mask the considerable strategic and product development successes achieved.

Strategic developments

Medical Diagnostics

2004 was a landmark year for the Medical Diagnostics business with our new diagnostics product in2it™A1c filed with, and subsequently cleared for sale by, the FDA. With several diagnostic products developed and approved, and with the US “point of care” market better understood, we had the experience to implement a new, commercialisation strategy. This strategy was implemented as a result of our experience in selling Glycosal® through two global distributors, which as well as losing a significant amount of the margin to these distributors, emphasised how international sales through such a network can, at times, be uncontrollable and unpredictable, particularly with extended supply chains and complex sub-distribution networks.

This new strategy has led us to set up our own sales and marketing organisation in the US, and to appoint local distributors on a regional or country basis for the rest of the world. This is a bold move for Provalis, but is one that we are confident will lead to more control of the sales process, better margins for the Group and a smoother supply chain that will assist both internal and external sales forecasting, as well as ensuring that we understand and meet customers’ needs by being in closer contact with the end user – the physician, nurse or patient.

In addition, this approach to selling will provide Provalis with the opportunity to establish its own diagnostics brand in the US and other markets, and provide the platform from which to introduce future tests, without the complication of these tests having to compete for priority with any already sold by a third party distributor.

We will operate in the US through Provalis Diagnostics (U.S.A.) Ltd, which has its headquarters in Orange County, Florida. We have appointed Bert Valada as Vice President and General Manager of the US business. Bert, a US national with extensive experience in the sales and marketing of diagnostic products in the US market with companies such as Abbott and Behring, has already recruited three Vice Presidents of Sales to manage the West Coast, Mid West and East Coast regions. Collectively, our sales team has over 100 years of diagnostics sales experience in the US market, and is now building the network of national sub distributors ready for the launch of in2it™ in the autumn of this year.

The establishment of our sales organisation in the US will obviously lead to increased costs, principally for salaries, advertising, promotion and training. We anticipate that this will add £1.1m to our cost base in the first year, rising to £2.2m in the second. In return, we will receive a greatly increased margin and, we believe, significantly higher returns than those we would have received had we sold in2it™ through one or two global distributors, which was our previous method of operation. We believe this will generate significantly increased sales and profits for our Medical Diagnostics business.

Pharmaceuticals

Our strategy for the prescription Pharmaceuticals business remains the licensing-in, or acquisition, of new products and the expansion of the business’ operation into new markets. Our short term goal is the generation of profits to replace those from Provalis’ sale of the Dr Falk Pharma range, which Provalis will stop selling on 31 December 2004. We continue to make progress with all of these aims.

During the year, we secured the rights to sell Erdotin™, one of the latest generation of mucolytic agents with a wide application in a number of respiratory diseases, in the UK and Ireland. This product has the potential, in time, to replace the profits previously achieved on sales of the Dr Falk products. In keeping with our stated strategy, Provalis has also been granted the option to acquire the product after it has been on the market for three years.

Diclomax®, Solvazinc® and certain products in the Dr Falk Pharma range were launched into Ireland for the first time. At the same time we have begun to build a relationship with Pfizer, who have used our Irish sales force to help promote their opthalmic product range. This relationship is expected to continue through the next year.

We continue to have discussions with a number of companies concerning additional products, some of which are at an advanced stage, and this will remain a key focus of the year ahead.

Cash

Tight cash management has been maintained throughout the year, with a low cash burn of £4.8m, inclusive of the £4.6m that was paid to Parke Davis in respect of Diclomax®. During the year we received a further £1.5m from Dr Falk Pharma following the agreed early termination of the distribution agreement with them, and £0.6m (before costs of £0.3m) of the £1.6m awarded against Dimethaid in the successful arbitration claim Provalis commenced for their wrongful termination of the Pennsaid® distribution agreement, with a further £0.1m recovered since the year end.

Provalis ended the year with £1.8m in cash and deposits, with a £3.0m revolving bank facility available and a further £0.6m of the grant from the Welsh Assembly to be drawn down over the next two years, conditional upon further capital expenditure and job creation. This will be supplemented by the receipt of the final payment from Dr Falk in January 2005, which is expected to be the full £2.0m. In addition, the final payment for Diclomax® will be made to Parke Davis in November 2004, which will free up cash to be used in the development of our two businesses.

We keep our working and investment capital under constant review. Having now seen the initial market feedback for in2it™ exceeding our expectations, we are undertaking a placing to raise £2.6m, before expenses of £0.1m, during September 2004. This, together with our cash balance and bank facility, will enable the Group to expand its manufacturing supply base, accelerate the development of additional tests for the in2it™ platform and ensure the Company can meet the demand for, and make the most of the opportunities presented by, this product.

Looking forward

2005 will prove to be an exciting year, with the launch of in2it™A1c and its first sales through our own US sales force, the introduction of Erdotin™ in the UK and the FDA filing of a second test for high sensitivity CRP for use on the in2it™ diagnostic platform.

We remain committed to building a viable, fast growing and diversified healthcare group that will achieve profitability at the earliest opportunity. We believe that the step change in our diagnostics sales potential in the US, coupled with the sound profitable base of our Pharmaceuticals business, will lead to a revaluation of the Company by the market.

Appreciation

Finally, I must thank all of our employees for their dedication, determination and sheer hard work this year. They have done a great deal and have met important milestones for the Group.

I and they are looking forward to significant success for the Group and, although much still needs to be done, I believe we are now well placed to achieve this.

Frank Harding

Chairman

CHIEF EXECUTIVE OFFICER’S REVIEW OF OPERATIONS

In 2004 Provalis’ two key marketed products remained the diabetes management diagnostic Glycosal®, which is sold worldwide, and the anti-arthritis medication Diclomax®, which is sold in the UK and Ireland. In the next few months we expect that these products will be joined by in2it™ A1c, our new fully automated diabetes diagnostic aimed particularly at the US, European and Japanese markets. That will be followed by the launch of Erdotin™, the next generation pharmaceutical mucolytic product, onto the UK and Ireland markets early in 2005.

Medical Diagnostics

Glycosal®

Our distributors continued to order 200–300 Glycosal® instruments per month during 2004, with Provalis now having sold over 10,000 instruments. The placement to end users continues steadily, with more markets now penetrated. This reinforces our belief that there is considerable demand for point of care diabetes management testing and sets the stage for our introduction of in2it™ A1c.

The difficulty with Glycosal® over the last year has been the low “pull-rate” of the test cartridge as, despite Provalis having shipped over two million test cartridges to customers, the usage of the cartridges per installed instrument has been behind our expectations. The market research we have carried out in the US has highlighted that cartridge use has been impaired by the perceived lack of ease of use of the test. The semi-manual nature of the Glycosal® test, although not a problem for physicians at the outset, has proved to be difficult to fit into nurses’ work flows in busy practices.

This has led to them either changing their work practices to accommodate use of the product or, more usually, only using Glycosal® on an infrequent basis. Pleasingly, at no point have we found that technical performance or adverse pricing has led to a cessation of cartridge usage and a reversion to using laboratory services.

Sales of Glycosal® test cartridges were also unexpectedly influenced by distributor destocking. This was as a response to their own lengthy sub-distribution networks being overstocked due, in part, to forecasting inaccuracies and the skew of demand caused by the large, one-off order to Abbott Laboratories in the first part of last year. Stock readjustment and smoother forecasting has now taken place and sales of the Glycosal® test cartridges have returned to more consistent levels.

Glycosal®’s penetration of new markets continues to provide additional revenues and we expect our distributors to concentrate their efforts on such activities over the next few years. Some of the markets in which the product has only recently been introduced, such as India and China, could be significant.

Having now sold Glycosal® for more than four years through distributors, Provalis understands the detailed sales and supply chain for point of care diabetes diagnostics. We know that physician office practices in the US, particularly those with one to three physicians, are keen to begin point of care testing for glycated haemoglobin. They are calling for a test that is fully automated, as well as having the proven technical competency and cost advantages of Glycosal®, to ensure it fits smoothly into physicians and nurses’ work flows. in2it™ A1c is this test.

in2it™ – Provalis’ new diagnostics platform

in2it™, previously code named G5, is a fully automated point of care diagnostic platform with the capability to run many different diagnostic tests. The first test developed for the platform is for glycated haemoglobin or A1c.

in2it™ A1c has been designed with the needs of busy diabetes clinics and GP surgeries in the US in mind and delivers “real time” results, as accurate as those obtained from a full clinical laboratory, in less than seven minutes. Extensive trials of the product have been carried out at six centres in the US and Europe, assessing hundreds of patients using multiple instruments. Feedback from physicians and nurses involved in these trials confirmed that in2it™ A1c meets the market needs of ease of use, accuracy, robustness and economic pricing.

Provalis filed all necessary US regulatory submissions in mid–June 2004 and we were delighted to receive clearance from the FDA to sell the product in the US less than two months later and the grant of CLIA waiver shortly after. Together, these will allow the Company to rapidly exploit the sales potential of in2it™ A1c into all physicians’ offices and diabetes clinics and eventually to diabetics for use at home.

We remain on track to supply in2it™ A1c to the US before the end of 2004 and remain very excited about the prospects for the product. Indeed, we are delighted with the considerable interest in the product from a number of health management groups, distributors, pharmacy chains and pharmaceutical companies that has exceeded our expectations. We believe that in2it™ A1c will be the best product for point of care testing of diabetics that is commercially available.

Medical Diagnostics R&D

Over the year we expanded the R&D team by bringing a number of engineering functions, vital for instrument development, in house. This will now allow us to accelerate both the development of additional tests for use on the system and the advancement of the instrument towards “home use” and “over the counter” versions. However, because this development work is mainly to be carried out “in-house”, we expect a reduced R&D spend over the next two years.

We are focusing the development of additional tests on those which, like in2it™ A1c, deal with chronic disease and, importantly, have attractive levels of reimbursement for the physician, so giving them repeat usage and a commercial return.

Our goal throughout the next two years will be to introduce two new tests per year for use on the in2it™ platform, with the first intended to be for high sensitivity C-reactive protein (“hsCRP”) for which US regulatory filings are anticipated in the first half of calendar 2005. hsCRP is a key measure of the level of inflammation in coronary arteries and is used in monitoring cardio-vascular disease. A growing body of evidence suggests that this inflammation plays a key role in the biological processes that can lead to the rupture of fatty deposits in blood vessels which then hinders the flow of blood to the heart, and is a leading cause of heart attacks.

In addition, Provalis is developing a revolutionary cartridge for use on the in2it™ platform that will conduct a number of simultaneous diagnostic tests from a single drop of blood. This work, which utilises the micro-fluidics technology we are developing for our future OTC platform, Micro G, is ongoing with a technology partner. We anticipate that this new cartridge will be available from 2006, and will accelerate the development of in2it™ into the point of care workstation of choice for busy healthcare professionals.

Pharmaceuticals

The sales of our portfolio of prescription drugs, which are sold in the UK and Ireland through our own GP and hospital sales force, advanced by 5% to £11.4m.

2004 was the first full year of operation of our representative sales force in the Republic of Ireland, where sales of €0.8m were achieved – an excellent result.

Diclomax®

Diclomax®, our lead pharmaceutical product, produced a solid performance in the year with sales of £6.1m and remains highly profitable. Through marketing and sales initiatives, Diclomax®’s market share in the “plain” non-steroidal market has continued to increase, and is now more than 5%. Although the value of this market segment has declined due to competition from the newer COX2 inhibitors, we are carrying out further sales initiatives and new marketing programmes detailing the benefits of Diclomax® to counter this competition and we expect another solid year of Diclomax® sales in the year ahead.

During the year we gained marketing approval for Diclomax® in Ireland. Our Irish sales force began detailing the product in the fourth quarter and we are now seeing an acceleration of the growth of sales as physicians become aware of the benefits of the product.

Other pharmaceutical products

The market for Calceos®, our product used to treat and prevent osteoporosis, was enhanced by the NICE recommendation to limit the use of hormone replacement therapy, which is used to prevent the same condition. Provalis responded by raising the priority of the product within our own sales force and also using an additional contracted sales force to promote Calceos®. This, coupled with a price reduction programme that we shared with our suppliers, resulted in a significant increase in the prescription volume of the product and a growing market share. We expect a strong year for Calceos® in 2005 on the back of this new marketing effort.

The Dr Falk range continued to sell steadily in both the UK and Ireland and returned sales of £3.6m. In particular we recorded strong sales of Ursofalk® (£2.2m) and Budenofalk® (£0.4m). We do, of course, cease selling these products at the end of 2004.

Erdotin™

In April we signed a distribution agreement with Edmond Pharma for the UK and Ireland rights to Erdotin™, a second generation oral mucolytic. The agreement also contains an option for Provalis to acquire the product at any time after the third year of sale. Erdotin™ (active ingredient erdosteine) will be used to treat respiratory disease such as chronic bronchitis and emphysema, chronic obstructive pulmonary disease (“COPD”) and conditions like glue ear in children.

Although products containing erdosteine have been available in a number of European markets for some time, the lack of reimbursement in the UK made the market unattractive. This changed when the UK authorities reinstated reimbursement on mucolytic agents in March 2003. Erdotin™ is currently undergoing European registration, and launch of the product is anticipated at the beginning of 2005, making Erdotin™ one of the first of this next generation of products available in the UK.

This launch of Erdotin™ should coincide with the time that we cease to distribute the older Dr Falk range of products. We expect the sales of Erdotin™ to grow steadily as we promote it to doctors and respiratory consultants such that, in the medium term, it will generate profit to replace that previously generated by the sale of the Dr Falk range.

Vaccine technology licensing

Provalis conducted vaccine research and development from 1998 and identified a number of recombinant protein antigen vaccine candidates to prevent common infections. However, given the significant costs required to fund the evaluation of lead candidates into clinical trials, the Group decided in mid-2002 that progress of these programmes was beyond its resources and that a number of the programmes, together with all associated rights, should be offered to potential partners. Since that time the Group has been reviewing proposals from a series of interested parties and has now concluded agreements on several of them. In particular, our vaccine candidates relating to haemophilus influenzae and moraxella chatarrhalis antigens are licensed to GlaxoSmithKline for the development of an otitis media vaccine, and an option to our Group B streptococcus antigens programme has been granted to Chiron Vaccines.

We are delighted to have reached these agreements with these major worldwide players in vaccine development. Collectively these provide long term upside to our investors, potentially involving multi-million pounds worth of milestones and royalty payments.

Outlook

We remain very excited by the imminent supply of in2it™ A1c to the US, where we are seeing a true first for the Company. We have taken a product from conception through development to regulatory approval, have developed suppliers for low cost sourcing and will be selling a product for diabetes, a disease described as being at epidemic proportions, into the world’s biggest market, with our own organisation.

The forthcoming year should therefore be transitional for the Group in terms of diagnostics sales. With clearance from the FDA obtained, and CLIA waiver now granted, we fully expect to make our first sales of in2it™ onto the US market in the autumn. Given the significant interest we have had from a number of parties thus far, we anticipate that the early part of the launch cycle may be limited by product supply and we have already brought forward the extension of our manufacturing assembly and filling capacity and are developing plans to accelerate product supply.

At the same time we will manage a period of transition for our Pharmaceuticals business as we cease distributing the older Dr Falk products and begin to focus on our new primary care range of products.

Our challenge remains the acquisition of new products for the business, but with the cessation in November of the payments to Parke Davis for Diclomax®, and the purchase option negotiated for Erdotin™, we are now far more in control of our future with our Pharmaceuticals business than our previous pure distribution business allowed. As the wave of international consolidation of the pharmaceutical industry continues, we see good opportunities for the business to develop both organically and through the acquisition of products.

With the operation now established in the UK and Ireland, we are looking for opportunities to take this business into mainland Europe, either through an alliance or joint-venture.

Current trading

Our sales in both businesses so far this new financial year are meeting our expectations.

In our Pharmaceuticals business, Diclomax® has entered a new marketing cycle focused on countering the challenge from the new COX2 inhibitors. Additionally, the targeted promotion of Calceos®, has resulted in increased market sales growth. Sales of both products continue to be strong.

In Medical Diagnostics, sales have got off to a solid start and we continue to see modest advances in the sale of Glycosal® to our two distributors. Bio-Rad continues to make progress with the product largely outside of the US, whilst Cholestech gains most of its sales from the US. We are noting improving sales to India, some slightly greater volumes to Japan and further South American countries coming on stream.

Following the recent US FDA clearance and grant of CLIA waiver for in2it™ A1c, we have begun promoting the product in the US. As part of the launch programme, we unveiled in2it™ A1c at the American Diabetes Educators Meeting in mid-August where interest from potential distributors, health management organisations, pharmacy chains, pharmaceutical companies and healthcare professionals was considerable.

This level of interest has been sustained since then, and indeed we have already received firm and indicative orders for over 1,700 systems, with further distributors in the US being established and new orders arriving steadily. This is ahead of our expectations and we are presently reviewing market forecasts. We are in the final stages of completing the manufacture of the launch batches of product, which remain on track to be shipped shortly, an event which will be a further significant milestone for the Group.

Dr Philip Gould

Chief Executive Officer

Consolidated Profit and Loss Account

For the year ended 30 June 2004

Before exceptional items 2004 £’m	Exceptional items note 4 2004 £’m	Total 2004 £’m	Before exceptional items 2003 £’m	Exceptional items note 4 2003 £’m	Total 2003 £’m
Turnover
—Continuing activities	12.9	—	12.9	14.0	—	14.0
Cost of sales	(5.6)	—	(5.6)	(6.3)	—	(6.3)

Gross profit	7.3	—	7.3	7.7	—	7.7
Selling and distribution expenses	(4.0)	—	(4.0)	(3.1)	—	(3.1)
Administration expenses	—

Amortisation of intangible assets	(1.4)	—	(1.4)	(1.5)	—	(1.5)
Administration costs	(3.5)	—	(3.5)	(3.2)	—	(3.2)
Research and development costs	(1.7)	—	(1.7)	(2.0)	—	(2.0)

(6.6)	—	(6.8)	(6.7)	—	(6.7)

Operating loss
—Continuing activities	(3.3)	—	(3.3)	(1.7)	—	(1.7)
—Discontinued activities	—	—	—	(0.4)	—	(0.4)

(3.3)	—	(3.3)	(2.1)	—	(2.1)
Loss on termination of discontinued activities	—	—	—	(0.2)	(0.2)
Profit on variation of distribution agreement—continuing activities	—	1.0	1.0	—	3.4	3.4
Compensation arising from Dimethaid Arbitration—continuing activities	—	0.4	0.4	—	—	—

(Loss) profit on ordinary activities before interest	(3.3)	1.4	(1.9)	(2.1)	3.2	1.1
Interest receivable and similar income	0.1	—	0.1	0.2	—	0.2

(Loss) profit on ordinary activities before taxation	(3.2)	1.4	(1.8)	(1.9)	3.2	1.3
Tax on loss on ordinary activities	(0.3)	—	(0.3)	—	—	—

(Loss) profit for the financial year	(3.5)	1.4	(2.1)	(1.9)	3.2	1.3

(Loss) profit per share—basic and diluted	(1.1	)p	0.5	p	(0.6	)p	(0.6	)p	1.0	p	0.4	p

Consolidated Balance Sheet

At 30 June 2004

	2004 £’m	2003 £’m
Fixed assets
Intangible assets	11.1	12.5
Tangible assets	1.8	1.6

	12.9	14.1

Current assets
Stocks	2.1	1.9
Debtors	3.7	4.0
Cash and deposits	1.8	6.6

	7.6	12.5
Creditors: Amounts falling due within one year	(5.4)	(7.7)

Net current assets	2.2	4.8

Total assets less current liabilities	15.1	18.9
Creditors: Amounts falling due after more than one year	(0.1)	(1.8)

Net assets	15.0	17.1

Capital and reserves
Called-up share capital	3.3	3.3
Share premium account	24.1	24.1
Merger reserve	96.3	96.3
Profit and loss account	(108.7)	(106.6)

Equity shareholders’ funds	15.0	17.1

The accounts were approved by the Board of directors on 16 September 2004 and were signed on its behalf by:

Dr Philip Gould	Peter Bream
Chief Executive Officer	Finance Director

Consolidated Cash Flow Statement

For the year ended 30 June 2004

Reconciliation of operating loss to net cash outflow from operating activities	2004 £’m	2003 £’m
Operating loss	(3.3)	(2.1)
Depreciation of tangible fixed assets	0.6	0.5
Amortisation of intangible fixed assets	1.4	1.5
(Increase) in stocks	(0.2)	(0.5)
Increase in creditors	0.1	0.2
(Increase) in debtors	(0.1)	(0.3)

Net cash outflow from operating activities	(1.5)	(0.7)

Cash Flow Statement
Net cash outflow from operating activities	(1.5)	(0.7)

Returns on investments and servicing of finance
Interest received	0.1	0.2

Net cash inflow from returns on investments and servicing of finance	0.1	0.2

Taxation
Research and development tax credit received	—	0.6

Net cash inflow from taxation	—	0.6

Capital expenditure and financial investment
Purchase of intangible fixed assets	(4.6)	(4.6)
Purchase of tangible fixed assets	(0.8)	(0.5)
Compensation arising from Dimethaid arbitration	0.3	—
Proceeds on variation of distribution agreement	1.5	1.5
Deferred income—Welsh Assembly Grant	0.2	—

Net cash outflow from capital expenditure and financial investment	(3.4)	(3.6)

Acquisitions and disposals
Termination of discontinued businesses	—	(0.2)

Net cash outflow from acquisitions and disposals	—	(0.2)

Net cash outflow before management of liquid resources and financing	(4.8)	(3.7)

Management of liquid resources
Decrease in short term deposits	4.9	3.5

Net cash inflow from management of liquid resources	4.9	3.5

Financing
Unsecured loan repayments	—	(0.1)

Net cash (outflow) from financing	—	(0.1)

Increase (decrease) in cash	0.1	(0.3)

Notes to the Consolidated Cash Flow Statement

For the year ended 30 June 2004

Reconciliation of net cash flow to movement in net funds	2004 £’m	2003 £’m
Increase (decrease) in cash in the year	0.1	(0.3)
Repayments of unsecured loan	—	0.1
Decrease in short term deposits	(4.9)	(3.5)

Movement in net funds in the year	(4.8)	(3.7)
Net funds at 1 July 2003	6.6	10.3

Net funds at 30 June 2004	1.8	6.6

Analysis of changes in net funds

	As at 1 July 2003 £’m	Cash flow £’m	As at 30 June 2004 £’m
Cash	1.6	0.1	1.7
Short term deposits	5.0	(4.9)	0.1

Net funds	6.6	(4.8)	1.8

Short term deposits have a maturity of more than 24 hours but less than twelve months. Cash includes cash in hand and deposits repayable on demand.

Statement of Total Recognised Gains and Losses

For the year ended 30 June 2004

	2004 £’m	2003 £’m
(Loss) profit for the financial year	(2.1)	1.3
Currency translation differences on foreign currency net investments	—	(0.1)

Total recognised gains and losses relating to the year	(2.1)	1.2

Reconciliation of Movements in Shareholders’ Funds

For the year ended 30 June 2004

	2004 £’m	2003 £’m
Shareholders’ funds at the beginning of the year	17.1	15.9
(Loss) profit for the financial year	(2.1)	1.3
Currency translation differences on foreign currency net investments	—	(0.1)

Shareholders’ funds at the end of the year	15.0	17.1

Notes to the Preliminary Results

For the year ended 30 June 2004

1. Accounting policies

The financial information in this announcement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The results in respect of the year ended 30 June 2003 are an abridged version of the full accounts for that year which received an unqualified report from the auditors and which were delivered to the Registrar of Companies.

The preliminary financial information has been prepared using accounting policies consistent with those adopted in the previous statutory accounts (to 30 June 2003).

Statutory accounts for the year ended 30 June 2004, in respect of which KPMG Audit Plc have made an unqualified report, will be delivered to the Registrar of Companies and sent to shareholders. A copy will be available from the Company’s registered office at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT in due course.

2. Continuing/discontinued activities

	2004			2003
	Continuing £’m	Discontinued £’m	Total £’m	Continuing £’m	Discontinued £’m	Total £’m
Turnover	12.9	—	12.9	14.0	—	14.0
Cost of sales	(5.6)	—	(5.6)	(6.3)	—	(6.3)

Gross profit	7.3	—	7.3	7.7	—	7.7
Selling and distribution expenses	(4.0)	—	(4.0)	(3.1)	—	(3.1)
Administration expenses

Amortisation of intangible assets	(1.4)	—	(1.4)	(1.5)	—	(1.5)
Administration costs	(3.5)	—	(3.5)	(3.2)	—	(3.2)
Research and development costs	(1.7)	—	(1.7)	(1.6)	(0.4)	(2.0)

	(6.6)	—	(6.6)	(6.3)	(0.4)	(6.7)

Operating loss	(3.3)	—	(3.3)	(1.7)	(0.4)	(2.1)

3. Segmental analysis

(a) Analysis by geographical segment

The analysis by geographical segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	By destination		By origin
	2004 £’m	2003 £’m	2004 £’m	2003 £’m
UK	10.9	10.6	12.9	14.0
Europe	0.7	0.5	—	—
US	1.3	2.8	—	—
Rest of World	—	0.1	—	—

	12.9	14.0	12.9	14.0

Profit (loss) on ordinary activities before taxation

	2004 £’m	2003 £’m
UK	(1.9)	1.1
Rest of World	—	—

(Loss) profit on ordinary activities before interest	(1.9)	1.1
Net interest receivable	0.1	0.2

	(1.8)	1.3

Net assets

	2004 £’m	2003 £’m
UK	15.0	10.4
Rest of World	—	0.1

Net operating assets	15.0	10.5
Unallocated assets including cash and deposits	—	6.6

Net assets	15.0	17.1

(b) Analysis by class of business

The analysis by class of business segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	2004 £’m	2003 £’m
Continuing activities
—Medical Diagnostics	1.5	3.1
—Pharmaceuticals	11.4	10.9

	12.9	14.0

Profit (loss) on ordinary activities before taxation

	2004			2003
	Ordinary activities £’m	Exceptional items £’m	Total £’m	Ordinary activities £’m	Exceptional items £’m	Total £’m
Continuing activities
—Medical Diagnostics(1)	(3.1)	—	(3.1)	(2.3)	—	(2.3)
—Pharmaceuticals	1.8	—	1.8	2.5	—	2.5
—Common costs	(2.0)	—	(2.0)	(1.9)	—	(1.9)
—Compensation arising from Dimethaid arbitration	—	0.4	0.4	—	—	—
—Net interest receivable	0.1	—	0.1	0.2	—	0.2
Profit on variation of distribution agreement	—	1.0	1.0	—	3.4	3.4

	(3.2)	1.4	(1.8)	(1.5)	3.4	1.9
Discontinued activities(2)	—	—	—	(0.4)	—	(0.4)
Loss on termination of discontinued activities(2)	—	—	—	—	(0.2)	(0.2)

	(3.2)	1.4	(1.8)	(1.9)	3.2	1.3

Notes

(1)	Medical Diagnostics’ loss is stated inclusive of R&D spend of £1.7m (2003: £1.6m).
(2)	Discontinued activities relate to programmes in the Vaccines research business of Therapeutics R&D, which closed in 2003. The costs of closure are included in the “Loss on termination of discontinued activities”.

Net assets

	2004 £’m	2003 £’m
—Medical Diagnostics	1.3	0.5
—Pharmaceuticals	4.1	7.2

Net operating assets	5.4	7.7
Unallocated assets including cash and deposits	9.6	9.4

Net assets	15.0	17.1

4. Exceptional items

	2004 £’m	2003 £’m
Profit on variation of distribution agreement—continuing activities(1)	1.0	3.4
Dimethaid arbitration—continuing activities(2)	0.4	—
Loss on termination of discontinued activities(3)	—	(0.2)

Notes

(1)	This relates to profit recognised on receipts arising from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in February 2003, and £1.5m in January 2004 and a further £0.4m is due to be received in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004. Of this last receipt, £1.0m was recognised in the year ended 30 June 2004, and £0.6m remains to be recognised.
(2)	In December 2003 the Group announced that the arbitration it commenced against Dimethaid International Inc. following Dimethaid’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour, and that as a result Provalis had been awarded the compensatory sum of £1.2m, together with costs and interest of £0.4m. Subsequent to this announcement the Group negotiated a payment schedule with Dimethaid resulting in an initial receipt of £0.2m in February 2004 and a series of monthly payments ending in April 2005. Due to the continued uncertainty in the receipt of these monies the award will only be recognised in the Group accounts to the extent that its recovery is considered to be sufficiently certain. £0.7m has been recognised in the period offset by £0.3m of costs incurred in connection with this arbitration.
(3)	This relates to the redundancy and closure costs of Therapeutic R&D’s vaccine programmes.
(4)	There are no taxation consequences of the above exceptional items due to the availability of tax losses.

5. Earnings per share

	2004		2003
	£’m	p	£’m	p
Earnings per share are based on:
Profit (loss) after exceptional items attributable to ordinary shareholders	(2.1)	(0.6)	1.3	0.4
Exceptional items	(1.4)	(0.5)	(3.2)	(1.0)

Loss before exceptional items attributable to ordinary shareholders	(3.5)	(1.1)	(1.9)	(0.6)

	2004 Number	2003 Number
Basic and diluted weighted average number of ordinary shares	330,644,450	330,360,181

6. Intangible fixed assets

Group product rights and licences £’m
Cost
At 1 July 2003	14.9

At 30 June 2004	14.9

Amortisation
At 1 July 2003	2.4
Charge for year	1.4

At 30 June 2004	3.8

Net book value
At 30 June 2004	11.1

At 30 June 2003	12.5

The intangible assets represent the total cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the year ended 30 June 2004 contains amortisation of £1.4m (2003: £1.5m).

The cash outflow associated with the acquisition of Diclomax® was £4.6m in the year. The remaining £1.8m of acquisition cost is held within creditors (less than one year) and will be payable in weekly instalments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc continues to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.